Exhibit 99.1

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

(Unaudited)

	December 31, 2018	September 30, 2019
	Amount	Amount
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$28,908,901	$7,993,458
Prepayments	183,599	143,120

Total current assets	29,092,500	8,136,578

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 7 and 16)	60,004	38,006
Financial assets at fair value through other comprehensive income (Notes 8 and 16)	187,244	178,198
Property, plant and equipment, net (Note 9)	288,418	56,152
Right-of-use assets (Notes 3, 4, 5 and 10)	—	794,403
Intangible assets (Notes 11 and 16)	23,080,592	23,077,223
Refundable deposits	172,080	108,077

Total non-current assets	23,788,338	24,252,059

TOTAL ASSETS	$52,880,838	$32,388,637

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	$5,315,737	$2,235,232
Other payables (Notes 12 and 20)	2,682,661	1,892,733
Lease Liabilities – current (Notes 3, 4, 5 and 10)	—	194,437

Total current liabilities	7,998,398	4,322,402

NON-CURRENT LIABILITIES
Long-term borrowings (Note 13)	13,974,794	14,161,243
Lease Liabilities – non-current (Notes 3, 4, 5 and 10)	—	625,156
Other non-current liabilities (Note 20)	289,613	88,497

Total non-current liabilities	14,264,407	14,874,896

Total liabilities	22,262,805	19,197,298

EQUITY (Note 15)
Ordinary shares	51,627,219	51,627,219
Capital surplus	111,459,672	111,502,183
Accumulated deficits	(132,468,858)	(149,929,017)
Other reserves	—	(9,046)

Total equity	30,618,033	13,191,339

TOTAL LIABILITIES AND EQUITY	$52,880,838	$32,388,637

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. Dollars)

(Unaudited)

	For the Nine months Ended September 30
	2018	2019
	Amount	Amount
NET REVENUE (Notes 16)	$—	$3,000,000

COST OF REVENUE (Note 16)	—	(425,000)

OPERATING EXPENSES (Notes 14, 17 and 20)
General and administrative expenses	(8,613,032)	(5,253,502)
Research and development expenses	(22,630,392)	(13,883,992)

LOSS FROM OPERATIONS	(31,243,424)	(16,562,494)

NON-OPERATING INCOME AND EXPENSES
Interest income	239,694	144,417
Other income (Note 16)	187,244	—
Other gains and losses (Note 17)	170,535	(38,290)
Finance costs (Notes 4 and 17)	(333,367)	(608,502)

Total non-operating income and expenses	264,106	(502,375)

LOSS BEFORE INCOME TAX	(30,979,318)	(17,064,869)

INCOME TAX EXPENSE (Notes 4 and 18)	(14,439)	(395,290)

NET LOSS FOR THE PERIOD (Note 15)	(30,993,757)	(17,460,159)

OTHER COMPREHENSIVE (LOSS) (Note 15)
Items that will not be reclassified subsequently to profit or loss:
Unrealised losses on investments in equity instruments at fair value through other comprehensive income	—	(9,046)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(30,993,757)	$(17,469,205)

LOSS PER SHARE (Note 19)
Basic and diluted	$(0.21)	$(0.11)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars)

(Unaudited)

			Capital Surplus (Note 15)				Unrealized Valuation Loss on Financial Assets at Fair Value Through Other Comprehensive Income (Note 15 and 16)
	Ordinary Shares (Note 15)
	Shares	Amount	Ordinary Shares	Share Options Reserve	Total	Accumulated Deficits		Total Equity
BALANCE AT JANUARY 1, 2018	130,128,940	$41,514,016	$78,384,290	$5,898,391	$84,282,681	$(90,283,261)	$—	$35,513,436

Issuance of ordinary shares for cash (Note 15)	30,000,000	10,073,977	32,106,023		32,106,023			42,180,000

Transaction costs attributable to issue of new ordinary shares			(5,388,866)		(5,388,866)			(5,388,866)

Issue of ordinary shares under employee share option plan (Note 20)	120,000	39,226	41,915	(33,141)	8,774			48,000

Recognition of employee share options by the Company (Note 20)				420,044	420,044			420,044

Net loss for the nine months ended September 30, 2018						(30,993,757)		(30,993,757)

Total comprehensive loss for the nine months ended September 30, 2018						(30,993,757)	—	(30,993,757)

BALANCE AT SEPTEMBER 30, 2018	160,248,940	51,627,219	105,143,362	6,285,294	111,428,656	(121,277,018)	—	41,778,857

BALANCE AT JANUARY 1, 2019	160,248,940	$51,627,219	$105,143,362	$6,316,310	$111,459,672	$(132,468,858)	$—	$30,618,033

Recognition of employee share options by the Company (Note 20)				42,511	42,511			42,511

Net loss for the nine months ended September 30, 2019						(17,460,159)		(17,460,159)

Other comprehensive loss for the nine months ended September 30, 2019, net of income tax							(9,046)	(9,046)

Total comprehensive loss for the nine months ended September 30, 2019						(17,460,159)	(9,046)	(17,469,205)

BALANCE AT SEPTEMBER 30, 2019	160,248,940	51,627,219	105,143,362	6,358,821	111,502,183	(149,929,017)	(9,046)	13,191,339

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

(Unaudited)

	For the Nine months ended September 30
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(30,979,318)	$(17,064,869)
Adjustments for:
Depreciation expenses	174,404	357,074
Amortization expenses	4,726	3,369
Net loss on fair value changes of financial assets at fair value through profit or loss	—	21,998
Finance costs	333,367	608,502
Interest income	(239,694)	(144,417)
Compensation costs recognized (reversed) of share-based payment transactions	1,806,044	(212,551)
Loss on disposal of property, plant and equipment	—	75,296
Gain on foreign exchange, net	(221,781)	(140,774)
Gain on disposal of licensed rights	(187,244)	—
Loss on lease modification	—	64,287
Changes in operating assets and liabilities
(Increase) Decrease in prepayments	(66,641)	40,479
Decrease in trade payables	(361,302)	(3,080,505)
Decrease in other payables	(303,452)	(992,887)

Cash used in operations	(30,040,891)	(20,464,998)
Income tax paid	(14,439)	(395,290)
Interest received	239,694	144,417
Interest paid	—	(24,374)

Net cash used in operating activities	(29,815,636)	(20,740,245)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(67,364)	(2,993)
Proceeds from disposal of property, plant and equipment	—	4,300
Payments for intangible assets	(23,002,895)	—
(Increase) Decrease in refundable deposits	(16,278)	2,545

Net cash (used in) generated from investing activities	(23,086,537)	3,852

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of the principal portion of lease liabilities	—	(179,050)
Issuance of ordinary shares	42,180,000	—
Proceeds from exercise of employee share options	48,000	—
Payments for transaction costs attributable to issue of ordinary shares	(5,098,623)	—

Net cash generated from (used in) financing activities	37,129,377	(179,050)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(15,772,796)	(20,915,443)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	50,573,211	28,908,901

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$34,800,415	$7,993,458

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

1.	GENERAL INFORMATION

ASLAN Pharmaceuticals Limited (the “Company”) was incorporated in the Cayman Islands in June 2014 as the listing vehicle for the initial public offering and listing on both Taipei Exchange (“TPEx”) in Taiwan and Nasdaq Global Market in the United States. The Company and its subsidiaries (collectively referred to as the “Group”) are principally engaged in the development of novel drugs for Asia prevalent cancers.

The main businesses and intragroup relationships of the Group were as follows as of September 30, 2019:

Name	Place of Incorporation	Date of Incorporation	Main Business
ASLAN Pharmaceuticals Limited	Cayman Islands	June 2014	Investment holding
ASLAN Pharmaceuticals Pte. Ltd.	Singapore	April 2010	New drug research and development
ASLAN Pharmaceuticals Taiwan Limited	Taiwan	November 2013	New drug research and development
ASLAN Pharmaceuticals Australia Pty Ltd.	Australia	July 2014	New drug research and development
ASLAN Pharmaceuticals Hong Kong Limited	Hong Kong	July 2015	New drug research and development
ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	China	May 2016	New drug research and development
ASLAN Pharmaceuticals (USA) Inc.	United States of America	October 2018	New drug research and development
Jaguahr Therapeutics Pte. Ltd.	Singapore	August 2019	New drug research and development

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

The Company’s shares have been listed on the TPEx since June 1, 2017. In addition, the Company also increased capital through a new share issuance by a depositary institution in order to sponsor its issuance of American Depositary Shares (“ADSs”), which have been listed on the Nasdaq Global Market, on May 4, 2018.

In addition to its main product candidates, the Company has other earlier stage product candidates in development. On September 30, 2019 the Company announced that it will establish a joint venture with Bukwang Pharmaceutical Co., Ltd., a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR). The joint venture company, in which the Company currently owns a controlling stake, is called Jaguahr Therapeutics Pte. Ltd.

The reporting currency of the Group is the U.S. dollar. The functional currency of the majority of the Group’s entities is the U.S. dollar.

2.	APPROVAL OF FINANCIAL STATEMENTS

The condensed consolidated financial statements were approved by the Company’s board of directors on October 29, 2019.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS

a.	Amendments to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) mandatorily effective for the current year

The Company has applied the amendments to IFRSs included in Annual Improvements to IFRSs 2015-2017 Cycle, Amendments to IFRS 9 “Prepayment Features with Negative Compensation”, IFRS 16 “Leases”, Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”, Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”, and IFRIC 23 “Uncertainty over Income Tax Treatments” for the annual period that began on or after January 1, 2019.

The adoption and impact of these standards from January 1, 2019 are described as below and the new accounting policies are disclosed in Note 4. The other standards did not have material impact on the Group’s accounting policies.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

IFRS 16 “Leases”

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessee and lessor. It supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, and a number of related interpretations. Refer to Note 4 for information relating to the relevant accounting policies.

Definition of a lease

A lease is defined as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration under IFRS 16.

The Group elects to apply the guidance of IFRS 16 in determining whether contracts are, or contain, a lease only to contracts entered into (or changed) on or after January 1, 2019. Contracts identified as containing a lease under IAS 17 and IFRIC 4 are not reassessed and are accounted for in accordance with the transitional provisions under IFRS 16.

The Group as lessee

The Group recognizes right-of-use assets and lease liabilities for all leases on the condensed consolidated balance sheets except for those whose payments under low-value asset and short-term leases are recognized as expenses on a straight-line basis. On the condensed consolidated statements of comprehensive income, the Group presents the depreciation expense charged on right-of-use assets separately from the interest expense accrued on lease liabilities; interest is computed using the effective interest method. On the condensed consolidated statements of cash flows, cash payments for the principal portion of lease liabilities are classified within financing activities; cash payments for the interest portion are classified within operating activities. Prior to the application of IFRS 16, payments under operating lease contracts were recognized as expenses as occurred. Cash flows for operating leases were classified within operating activities on the condensed consolidated statements of cash flows. The Group elects to apply IFRS 16 retrospectively with the cumulative effect of the initial application of this standard recognized in retained earnings on January 1, 2019. Comparative information is not restated.

Lease liabilities were recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities. The Group applies IAS 36 to all right-of-use assets.

The Group applies the following practical expedients:

1)	The Group applies a single discount rate to a portfolio of leases with reasonably similar characteristics to measure lease liabilities.

2)	The Group accounts for those leases for which the lease term ends on or before December 31, 2019 as short-term leases.

3)	The Group excludes initial direct costs from the measurement of right-of-use assets on January 1, 2019.

4)	The Group uses hindsight, such as in determining lease terms, to measure lease liabilities.

The weighted average lessee’s incremental borrowing rate applied to lease liabilities recognized on January 1, 2019 is 6%. The difference between the (i) lease liabilities recognized and (ii) operating lease commitments disclosed under IAS 17 on December 31, 2018 is explained as follows:

The future minimum lease payments of non-cancellable operating lease commitments on December 31, 2018	$599,393
Less: Recognition exemption for short-term leases	(261,622)
Less: Recognition exemption for leases of low-value assets	(1,097)

Undiscounted amounts on January 1, 2019	$336,674

Discounted amounts using the incremental borrowing rate on January 1, 2019	$323,850

Lease liabilities recognized on January 1, 2019	$323,850

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

The impact on assets, liabilities and equity as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	Carrying amount as of January 1, 2019	Adjustments Arising from Initial Application	Adjusted carrying amount as of January 1, 2019
Total effect on assets (right-of-use assets)	$—	$323,850	$323,850

Lease liabilities—current	$—	$219,039	$219,039

Lease liabilities—non-current	$—	104,811	$104,811

Total effect on liabilities		$323,850

b.	New and revised IFRSs issued but not yet effective

Of the new, amended and revised standards and interpretations (collectively the “New IFRSs”) that have been issued but are not yet effective, the Company has not applied the following.

New, Amended or Revised Standards and Interpretations	Effective Date Announced by IASB (Note 1)
Amendments to IFRS 3 “Definition of a Business”	January 1, 2020 (Note 2)
Amendments to IAS 1 and IAS 8 “Definition of Material”	January 1, 2020 (Note 3)
Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform”	January 1, 2020
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture”	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2021

Note 1:	Unless stated otherwise, the above New IFRS standards are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The Group shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 3:	The Group shall apply these amendments prospectively for annual reporting periods beginning on or after January 1, 2020.

As of the date the condensed consolidated financial statements were authorized for issue, the Group is continuously assessing the possible impact that the application of other standards and interpretations will have on the Group’s financial position and financial performance and will disclose the relevant impact when the assessment is completed.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

The condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated financial statements are not subject to qualification relating to the application of IFRSs as issued by IASB.

b.	Basis of preparation

The condensed consolidated financial statements have been prepared on the historical cost basis except for financial instruments and other payable arising from cash-settled share-based payment arrangements which are measured at fair value.

c.	Basis of consolidation

The condensed consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

d.	Other significant accounting policies

Refer to the summary of significant accounting policies for the condensed consolidated financial statements for the year ended December 31, 2018, unless otherwise stated below.

1)	Leases

2019

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease.

The Group as lessee

The Group recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for short-term leases and low-value asset leases accounted for applying a recognition exemption where lease payments are recognized as expenses on a straight-line basis over the lease terms.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities adjusted for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented on a separate line in the condensed consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

Lease liabilities are initially measured at the present value of the lease payments, which comprise fixed payments and the default fine arises from lease termination. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses the lessee’s incremental borrowing rate.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, the Group remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. Lease liabilities are presented on a separate line in the condensed consolidated balance sheets.

If a change in the scope of the lease, or the consideration of a lease, that was no part of the original terms and conditions of the lease takes place, and both the modification increases the scope of the lease by adding the right to use one or more underlying assets and the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract, the Group shall account for a lease modification as a separate lease. For a lease modification that is not accounted for as a separate lease, at the effective date of the lease modification, the Group shall remeasure the lease liaibility by discounting the revised lease payments using a revised discount rate.

The Group shall account for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope of the lease, shall recognize in profit or loss any gain or loss relating to the partial or full termination of the lease, and shall make a corresponding adjustment to the right-of-use asset for all other lease modification.

2018

Leases are classified as finance leases whenever the terms of a lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessee

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

2)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings. The effect of a change in tax rate resulting from a change in tax law is recognized consistently with the accounting for the transaction itself which gives rise to the tax consequence, and this is recognized in profit or loss, other comprehensive income or directly in equity in full in the period in which the change in tax rate occurs.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revisions affect only that period or in the period of the revisions and future periods if the revisions affect both current and future periods.

For the critical accounting judgments and key sources of estimation uncertainty and assumption applied in the condensed consolidated financial statements, refer to the condensed consolidated financial statements for the year ended December 31, 2018.

6.	CASH AND CASH EQUIVALENTS

	December 31 2018	September 30 2019
Cash on hand	$2,318	$1,676
Deposits in banks	28,906,583	7,991,782

	$28,908,901	$7,993,458

Deposits in banks consisted of highly liquid time deposits that are readily convertible to known amounts of cash and were subject to an insignificant risk or change in value.

7.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2018	September 30, 2019
Non-current

Financial assets mandatorily classified as at fair value through profit or loss
Derivative financial assets—warrants	$60,004	$38,006

In July 2018, the Group acquired warrants to subscribe for ordinary shares of DotBio Pte. Ltd., as detailed in Note 16 (under the heading of “Nanyang Technological University”).

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2018	September 30, 2019
Non-current

Investments in equity instruments at fair value through other comprehensive income
Foreign unlisted ordinary shares	$187,244	$178,198

In July 2018, the Group acquired ordinary shares of DotBio Pte. Ltd., as detailed in Note 16 (under the heading of “Nanyang Technological University”), which were not held for trading. The management believes that to recognize short-term fluctuations in the investments’ fair value in profit or loss would not be consistent with the Group’s purpose of holding the investments. As a result, the Group elected to designate the investments in equity instruments as at fair value through other comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31 2018	September 30 2019
Office equipment	$98,820	$39,327
Other equipment	11,052	3,324
Leasehold improvements	178,546	13,501

	$288,418	$56,152

For the nine months ended September 30, 2018

	Office Equipment	Other Equipment	Leasehold Improvements	Total
Cost

Balance at January 1, 2018	$211,302	$35,153	$474,504	$720,959
Additions	52,735	1,027	13,602	67,364

Balance at September 30, 2018	$264,037	$36,180	$488,106	$788,323

Accumulated depreciation

Balance at January 1, 2018	$115,436	$14,344	$147,613	$277,393
Depreciation expenses	45,039	8,094	121,271	174,404

Balance at September 30, 2018	$160,475	$22,438	$268,884	$451,797

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

For the nine months ended September 30, 2019

	Office Equipment	Other Equipment	Leasehold Improvements	Total
Cost

Balance at January 1, 2019	$276,935	$36,180	$488,106	$801,221
Additions	2,993	—	—	2,993
Disposals	(65,292)	(889)	(219,733)	(285,914)

Balance at September 30, 2019	$214,636	$35,291	$268,373	$518,300

Accumulated depreciation

Balance at January 1, 2019	$178,115	$25,128	$309,560	$512,803
Depreciation expenses	44,591	7,357	103,715	155,663
Disposals	(47,397)	(518)	(158,403)	(206,318)

Balance at September 30, 2019	$175,309	$31,967	$254,872	$462,148

No impairment assessment was performed for the nine months ended September 30, 2018 and 2019 as there was no indication of impairment.

The above items of property, plant and equipment used by the Group are depreciated on a straight-line basis over the estimated useful life of 3 years.

10.	LEASE ARRANGEMENTS

a.	Right-of-use assets—2019

September 30, 2019
Carrying amounts

Buildings	$794,403

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

For the nine months ended September 30, 2019
Additions to right-of-use-assets	$882,670
Depreciation charge for right-of-use assets
Buildings	$201,411

b.	Lease liabilities—2019

September 30, 2019
Carrying amounts

Current	$194,437
Non-current	625,156

$819,593

Discount rate for lease liabilities was as follows:

September 30, 2019
Buildings	6.0%

c.	Material lease-in activities and terms

The Group leases office buildings with lease terms of 3 years. These arrangements do not contain renewal or purchase options at the end of the lease terms.

The office buildings leases across the Group contain extension options. These terms are used to maximize operational flexibility in terms of managing contracts. In cases in which the Group is not reasonably certain to use an optional extended lease term, payments associated with the optional period are not included within lease liabilities. If the payments associated with the optional period are included within lease liabilities, there will be an increase in lease liabilities of $687,351 as of September 30, 2019.

d.	Other lease information

2019

For the nine months ended September 30, 2019
Expenses relating to short-term leases	$216,201

Expenses relating to low-value asset leases	$6,198

Total cash outflow for leases	$425,821

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

The Group leases certain office buildings which qualify as short-term leases and certain office equipment which qualify as low-value asset leases. The Group has elected to apply the recognition exemption and, thus, did not recognize right-of-use assets and lease liabilities for these leases.

All lease commitments with lease terms commencing after the balance sheet dates are as follows:

September 30, 2019
Lease commitments	$98,067

2018

The future minimum lease payments of non-cancellable operating lease commitments are as follows:

December 31, 2018
Not later than 1 year	$493,534
Later than 1 year and not later than 5 years	105,859

$599,393

11.	INTANGIBLE ASSETS

The carrying amounts of each class of intangible assets were as follows:

	December 31	September 30
	2018	2019
Licenses	$23,073,400	$23,073,400
Computer software	7,192	3,823

	$23,080,592	$23,077,223

For the nine months ended September 30, 2018

	Licenses	Computer Software	Total
Cost

Balance at January 1, 2018	$73,400	$40,175	$113,575
Additions	23,000,000	2,895	23,002,895

Balance at September 30, 2018	$23,073,400	$43,070	$23,116,470

Accumulated amortization

Balance at January 1, 2018	$—	$29,523	$29,523
Amortization expenses	—	4,726	4,726

Balance at September 30, 2018	$—	$34,249	$34,249

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

For the nine months ended September 30, 2019

	Licenses	Computer Software	Total
Cost

Balance at January 1, 2019 and September 30, 2019	$23,073,400	$43,070	$23,116,470

Accumulated amortization

Balance at January 1, 2019	$—	$35,878	$35,878
Amortization expenses	—	3,369	3,369

Balance at September 30, 2019	$—	$39,247	$39,247

The intangible assets, namely licenses, include the acquisition in January 2018 of exclusive and worldwide rights to develop, manufacture and commercialize varlitinib from Array Biopharma Inc. and in August 2016 of ASLAN005 from Exploit Technologies Pte Ltd., respectively. The information related to these license agreements is further disclosed in Note 16.

As of December 31, 2018 and September 30, 2019, the aforementioned intangible assets were not amortized since they were not yet available for use. Instead they would be tested for impairment, by comparing the recoverable amounts with the carrying amounts, annually and whenever there is an indication that they may be impaired. For the nine months ended September 30, 2018 and 2019, there was no impairment loss recognized.

Computer software is amortized on a straight-line basis over the estimated useful life of 3 years.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

12.	OTHER PAYABLES

	December 31 2018	September 30 2019
Payables for salaries and bonuses	$1,153,048	$237,335
Payables for professional fees	680,708	594,425
Payables for cash-settled share-based payment transactions (Note 20)	669,042	624,882
Interest payables	50,430	307,335
Others	129,433	128,756

	$2,682,661	$1,892,733

13.	LONG-TERM BORROWINGS

	December 31 2018	September 30 2019
Unsecured borrowings

Loans from government(a)	$7,266,315	$7,167,232
Other long-term borrowings(b)	4,060,357	4,060,357
Interest payables	2,648,122	2,933,654

	$13,974,794	$14,161,243

a.	Loans from government

On April 27, 2011, the Singapore Economic Development Board (EDB) awarded the Company a repayable grant (the “Grant”) not exceeding SGD 10 million (approximately $7,482,459) to support the Company’s drug development activities over a five-year qualifying period commencing on February 24, 2011 (the “Project”). The Project was successfully implemented, resulting in substantially the full amount of the Grant being disbursed to the Company.

In the event any of the Company’s clinical product candidates achieve commercial approval after Phase 3 clinical trials, the Company will be required to repay the funds disbursed to the Company under the Grant plus interest of 6.0%. Until the Company has fulfilled its repayment obligations under the Grant, the Company has ongoing update and reporting obligations to the EDB. In the event the Company breaches any of its ongoing obligations under the Grant, EDB can revoke the Grant and demand that the Company repay the funds disbursed to the Company under the Grant.

As of December 31, 2018 and September 30, 2019, the amounts of the funds disbursed to the Company plus accrued interest were $9,914,437 and $10,100,886, respectively.

b.	Other long-term borrowings

On May 12, 2014, ASLAN Pharmaceuticals Pte. Ltd. obtained a loan facility of $4.5 million from CSL Finance Pty Ltd. The amount was based on 75% of research and development costs approved by CSL Finance Pty Ltd. at each drawdown period. The loan is repayable within 10 years from the date of the facility agreement. Interest on the loan is computed at 6% plus LIBOR and is payable on a quarterly basis.

Mandatory prepayment of the loan is required upon a successful product launch occurring before maturity of the loan.

As of December 31, 2018 and September 30, 2019, the amount of funds disbursed to the Company plus accrued interest, was $4,110,787 and $4,367,692, respectively.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

14.	RETIREMENT BENEFIT PLANS

Defined Contribution Plans

ASLAN Pharmaceuticals Pte. Ltd. adopted a defined contribution plan, which is a post-employment benefit plan, under which ASLAN Pharmaceuticals Pte. Ltd. pays fixed contributions into the Singapore Central Provident Fund on a mandatory basis. ASLAN Pharmaceuticals Pte. Ltd. has no further payment obligations once the contributions have been paid. The contributions are recognized as “employee compensation expenses” when they are due.

ASLAN Pharmaceuticals Taiwan Limited adopted a pension plan under the Labor Pension Act (LPA) of the ROC, which is a state-managed defined contribution plan. Under the LPA, ASLAN Pharmaceuticals Taiwan Limited makes monthly contributions to its Taiwan-based employees’ individual pension accounts at 6.0% of monthly salaries and wages.

For the nine months ended September 30, 2018 and 2019, the total expense for such employee benefits in the amount of $329,111 and $268,257 were recognized, respectively.

15.	EQUITY

a.	Ordinary shares

	December 31 2018	September 30 2019
Number of shares authorized	500,000,000	500,000,000

Amount of shares authorized (NT$ thousand)	$5,000,000	$5,000,000

Number of shares issued and fully paid	160,248,940	160,248,940

Amount of shares issued and fully paid	$51,627,219	$51,627,219

The issued ordinary shares with a par value of NT$10 entitle holders with the rights to vote and receive dividends.

The Company completed its initial public offering of 6,000,000 ADSs representing 30,000,000 ordinary shares on May 8, 2018 in the United States. The Company’s ADSs have been listed on the Nasdaq Global Market since May 4, 2018. Each ADS represents five of the Company’s ordinary shares. The offering price per ADS was $7.03, equivalent to a price per ordinary share of NT$41.72. The payment for the initial public offering was fully collected as of May 8, 2018, and the record date for this capital increase was May 8, 2018.

On September 10, 2018, the Company’s board of directors resolved to increase the amount of shares authorized to NT$5,000,000 thousand and it was resolved by the extraordinary shareholders’ meeting on October 30, 2018.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

On October 4, 2019, the Company’s directors resolved to issue ordinary shares ranging from 15,000,000 to 100,000,000 shares for cash sponsoring the issuance of ADSs.

b.	Capital surplus

	December 31 2018	September 30 2019
Arising from issuance of new share capital	$105,143,362	$105,143,362
Arising from employee share options	6,316,310	6,358,821

	$111,459,672	$111,502,183

c.	Retained earnings and dividends policy

Under the Company’s Articles of Incorporation, the Company may declare dividends by ordinary resolution of the Company’s board of directors, but no dividends shall exceed the amount recommended by the directors of the Company.

The Company may set aside out of the funds legally available for distribution, for equalizing dividends or for any other purpose to which those funds may be properly applied, either employed in the business of the Company or invested in such investments as the directors of the Company may from time to time think fit.

The accumulated deficits for 2017 and 2018 approved by the shareholders’ meetings on June 15, 2018 and on June 21, 2019, respectively, were as follows

	For the Year Ended December 31
	2017	2018
Accumulated deficits at the beginning of the year	$(50,391,283)	$(90,283,261)
Net loss for the year	(39,891,978)	(42,185,597)

Accumulated deficits at the end of the year	$(90,283,261)	$(132,468,858)

d.	Others reserves items

Unrealised loss on financial assets at fair value through other comprehensive income:

For the nine months ended September 30, 2019
Balance at January 1	$—
Unrealized loss
Equity instruments	(9,046)

Balance at September 30	$(9,046)

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

16.	LICENSE AGREEMENTS

Array Biopharma

The Company entered into a license agreement in 2011 with Array Biopharma Inc. (“Array”) to develop Array’s pan-HER inhibitor, ARRY-543 (which the Company refers to as ASLAN001 or varlitinib), for the treatment or prevention of any disease or condition in humans, without upfront payments. Under the license agreement, the Company agreed to fund and globally develop ASLAN001 through proof of concept, initially targeting patients with gastric cancer through a development program conducted in Asia.

Upon achievement of proof of concept, the Company agreed to collaborate or out-license to third parties for the further phase 3 development and commercialization. Under the license agreement, the Company agreed to pay Array 50% of the proceeds from out-licensing as royalties.

On January 3, 2018, the Company entered into a new license agreement with Array pursuant to which the Company obtained an exclusive, worldwide license to develop, manufacture and commercialize varlitinib for all human and animal therapeutic, diagnostic and prophylactic uses. This new license agreement replaces and supersedes the previous collaboration and license agreement with Array dated July 12, 2011.

Under the new license agreement, the Company agreed to use commercially reasonable efforts to obtain approval by the U.S. FDA or the applicable health regulatory authority and commercialize varlitinib.

In consideration of the rights granted under the agreement, the Company made an initial upfront payment to Array of $12,000,000 in January 2018 and an additional payment $11,000,000 in June 2018, respectively, that were capitalized as a separately acquired intangible asset. In addition, the Company will be required to pay up to $30,000,000 if certain development milestones are achieved, $20,000,000 if certain regulatory milestones are achieved, and up to $55,000,000 if certain commercial milestones are achieved. The Company is also required to pay Array tiered royalties in the low tens on net sales of varlitinib. The royalty obligations will continue on a country-by-country basis through the later of the expiration of the last valid patent claim for varlitinib or ten years after the first commercial sale of varlitinib in a given country. As of September 30, 2019, the Company did not accrue for the above contingent payments since the milestones are not achieved.

If within two years of the date of the new license agreement the Company sublicenses varlitinib and is paid an upfront payment, Array will be further entitled to receive one-half of the portion of any such upfront payment that exceeds a specified amount. In the event that the base royalty under a sublicense agreement is 20% or less, the Company will only be required to share with Array one-half of the amount actually received by the Company under such sublicense agreement in lieu of the tiered royalties described above, provided that the royalty paid in such case shall in no event be less than a royalty in the high single digit range.

If the Company undergoes a change in control during a defined period following execution of the new license agreement, Array will also be entitled to receive a low to mid single-digit percentage of the proceeds resulting from the change in control. Unless earlier terminated, the agreement will continue on a country-by-country basis until the expiration of the respective royalty obligations in such country. Upon such expiration in such country, Array will grant to the Company a perpetual, royalty-free, non-terminable, non-revocable, non-exclusive license to exploit certain know-how in connection with the development, manufacturing and/or commercialization of varlitinib for all human and animal therapeutic, diagnostic and prophylactic uses in such country. Either party may terminate the agreement (i) in the event of the other party’s material breach of the agreement that remains uncured for a specified period of time or (ii) the insolvency of the other party. In addition, if there is a change in control, the Company may also terminate the agreement without cause at any time upon 180 days advance notice to Array.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

Bristol-Myers Squibb

The Company entered into a license agreement with Bristol-Myers Squibb in 2011, and the Company received exclusive rights to develop and commercialize BMS-777607 (which the Company refers to as ASLAN002) in China, Australia, Korea, Taiwan and other selected Asian countries, without upfront payments. Bristol-Myers Squibb retains the exclusive rights in the rest of the world. Under the license agreement, the Company would fund and develop ASLAN002 through proof of concept under a development plan that would initially target gastric cancer and lung cancer.

After the Company completed the phase 1 clinical trial, Bristol-Myers Squibb licensed the exclusive rights from the Company to further the development and commercialization of ASLAN002 worldwide. Under the terms of the license agreement, the Company has received an upfront payment of $10,000,000 in 2016. The Company is eligible to receive additional payments upon Bristol-Myers Squibb’s achievement of development and regulatory milestones in the future. Bristol-Myers Squibb also purchased the related research materials, supplies, research documentation and clinical trial results that are used for further developing ASLAN002 from the Company in the amount of $1,294,034 which was delivered in 2016. Furthermore, the Company is eligible to receive royalty payments on future worldwide sales generated by Bristol-Myers Squibb.

Almirall

In 2012, the Company originally entered into a global licensing agreement with Almirall to develop DHODH inhibitor, LAS186323, which the Company refers to as ASLAN003, for rheumatoid arthritis (excluding any topical formulation), without upfront payments. Under the license agreement, the Company agreed to fund and develop ASLAN003 to the end of Phase 2 through a development program conducted in the Asia-Pacific region.

The original license agreement was replaced by a new agreement, executed in December 2015 and amended in March 2018, granting an exclusive, worldwide license to develop, manufacture and commercialize ASLAN003 products for all human diseases with primary focus on oncology diseases, excluding topically-administered products embodying the compound for keratinocyte hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome. Under the license agreement, Almirall is eligible to receive milestone payments and royalties based on the sales generated by the Company and/or sublicensees. The related cost of revenue in the amount of $100,000 payable to Almirall was recognized as operating costs accordingly.

CSL

The Company entered into a global license agreement with CSL Limited (“CSL”), in May 2014, to develop the anti-IL13 receptor monoclonal antibody, CSL334 (which the Company refers to as ASLAN004) and antigen binding fragments thereof, for the treatment, diagnosis or prevention of diseases or conditions in humans, without upfront payments. This license agreement was amended in May 31, 2019, pursuant to which the Company obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialize ASLAN004 for the treatment, diagnosis or prevention of diseases or conditions in humans. The Company’s development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

Under the amended agreement, the Company is generally obligated to use diligent efforts to develop ASLAN004 products in accordance with the development plan, to obtain marketing approvals for ASLAN004 products worldwide and to commercialize ASLAN004 products, either by itself or through sublicensees.

In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of ASLAN004. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of ASLAN004 products ranging between a mid-single digit percentage and 10%.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

Hyundai Pharm Co., Ltd.

In October 2015, the Company entered into a license agreement with Hyundai Pharm Co., Ltd. (“Hyundai”). Under the terms of the license agreement, the Company granted Hyundai options to acquire the rights to use its intellectual property to develop and commercialize varlitinib for the treatment of cholangiocarcinoma (i.e., CCA) in South Korea, and the Company has received an option payment of $250,000 from Hyundai in 2016. The Company was eligible for additional regulatory and commercial milestones payments as well as royalties on product sales.

In February 2019, the Company made a payment of $325,000 to Hyundai in order to buy back the rights to commercialize varlitinib in CCA and recorded as cost of revenue.

Exploit Technologies Pte Ltd. (“ETPL”)/P53 Laboratory

The Company entered into a licensing agreement with ETPL, in August 2016, to license Intellectual Property (IP) arising from a research collaboration with ETPL’s P53 Laboratory. The IP focuses on generation of novel immuno-oncology antibodies targeting recepteur d’origine nantais (“RON”) and such antibodies are referred to by the Company collectively as ASLAN005. The license fee of SG$100,000 (or $73,400) is capitalized as a separately acquired intangible asset. Under the license agreement, the Company has the exclusive rights to develop and commercialize ASLAN005 worldwide. ETPL is eligible to receive up to an aggregate of SG$12,000,000 (or $8,978,951) in milestone payments if certain development and commercial milestones are achieved, as well as royalties calculated based on any sales generated by the Company.

In August 2016, the Company and ETPL’s P53 Laboratory entered into a three-year research collaboration agreement. Under the terms of the agreement, the Company will be responsible for the design of innovative clinical development programs, in collaboration with P53 Laboratory, which will continue to be responsible for the preclinical development of the antibody assets.

In July 2019, the Company terminated the research collaboration agreement with P53 Laboratory however it continues to jointly own the IP arising from the research collaboration.

Nanyang Technological University

The Company entered into a licensing and research collaboration agreement with Nanyang Technological University (NTU) in October 2016, for the development of modybodies against three targets of the Company’s choice. The agreement expired in April 2018, but the Company retained continuing rights: a half share ownership in the resulting IP, together with an exclusive option to obtain global rights to develop and commercialize the modybodies, with such option exercisable until October 2018. In July 2018, the technology for modybodies was separated from NTU and licensed to a new company, DotBio Pte. Ltd. In exchange for the Company’s giving up its residual rights and options in respect to the technology, the Company received 599,445 shares of DotBio Pte. Ltd. equivalent to SG$255,000 ($187,244) (see Note 8), together with 599,445 units of warrant to subscribe for the same number of shares at a subscription price of $0.32 which was the same value per share as applied to other new investors in this round (see Note 7); in addition, the Company also retained a right of first refusal to take an exclusive license for any modybodies produced by DotBio Pte. Ltd. that are based on the work generated from the collaborative agreement between NTU and the Company. However, as the right of first refusal did not limit DotBio Pte. Ltd.’s ability to direct the use of the asset, or to obtain substantially all the remaining benefits from the asset, this would not prevent DotBio Pte. Ltd. from obtaining control of the asset. Accordingly, the Company recognized the non-cash gain arising from the derecognition and recorded it as other income of $187,244 for the nine months ended September 30, 2018, because it was not a good or service that was an output of the Company’s ordinary activities.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

BioGenetics Co. Ltd.

In February 2019, the Company entered into a licensing agreement with BioGenetics to grant exclusive rights to commercialize varlitinib in South Korea in exchange for an upfront payment of $2,000,000 and up to $11,000,000 in sales and development milestone payments. The Company is also eligible to receive tiered double digit royalties on net sales up to the mid-twenties. The Company granted the license that has been transferred to BioGenetics, and BioGenetics is able to use and benefit from the license. BioGenetics is also responsible for obtaining initial and all subsequent regulatory approvals of varlitinib in South Korea. Since the Company has no other performance obligation in addition to the license, the Company recognized the upfront payment as revenue in February 2019.

In March 2019, the Company entered into another licensing agreement with BioGenetics to grant exclusive rights to commercialize ASLAN003 in South Korea in exchange for an upfront payment of $1,000,000 and up to $8,000,000 in sales and development milestone payments. The Company is also eligible to receive tiered double digit royalties on net sales from the high-teens to the mid-twenties range. The Company granted the license that has been transferred to BioGenetics, and BioGenetics is able to use and benefit from the license. BioGenetics is also responsible for obtaining initial and all subsequent regulatory approvals of ASLAN003 in South Korea. Since the Company has no other performance obligation in addition to the license, the Company recognized the upfront payment as revenue in March 2019. Under the in-license agreement to develop ASLAN003 with Almirall, Almirall is eligible to receive the payment for the proceeds from the out-licensing of ASLAN003. The related cost of revenue in the amount of $100,000 payable to Almirall was recognized as operating costs accordingly.

17.	LOSS BEFORE INCOME TAX

a.	Other gains and losses

	For the nine months ended September 30
	2018	2019
Net foreign exchange gains	$120,311	$128,820
Loss on disposal of property, plant and equipment	—	(75,296)
Loss on lease modification	—	(64,287)
Net loss on fair value changes of financial assets at fair value through profit or loss	—	(21,998)
Others	50,224	(5,529)

	$170,535	$(38,290)

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

b.	Finance costs

	For the nine months ended September 30
	2018	2019
Interest on government loans	$333,367	$327,223
Other interest expenses	—	256,905
Interest on lease liabilities	—	24,374

	$333,367	$608,502

c.	Depreciation and amortization

	For the nine months ended September 30
	2018	2019
Property, plant and equipment	$174,404	$155,663
Right-of-use assets	—	201,411
Computer software	4,726	3,369

	$179,130	$360,443

All depreciation and amortization expenses were recognized as general and administrative expenses for the nine months ended September 30, 2018 and 2019.

d.	Employee benefits expense

	For the nine months ended September 30
	2018	2019
Short-term benefits	$6,454,802	$3,389,244
Post-employment benefits	329,111	268,257
Share-based payments recognized (reversed) (Note 20)
Equity-settled	420,044	42,511
Cash-settled	1,386,000	(255,062)

Total employee benefits expense	$8,589,957	$3,444,950

Summary of employee benefits expense by function
General and administrative expenses	$5,280,821	$2,306,923
Research and development expenses	3,309,136	1,138,027

	$8,589,957	$3,444,950

e.	Employees’ compensation and remuneration of directors

Under the Company’s Articles of Incorporation, the Company shall accrue employees’ compensation and remuneration of directors at the rates of no less than 0.1% and no higher than 1%, respectively, of profit before income tax, net of employees’ compensation and remuneration of directors.

The Company had accumulated deficits for the nine months ended September 30, 2018 and 2019; therefore, no compensation for employees and remuneration of directors was accrued.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

18.	INCOME TAXES

Income Tax Recognized in Profit or Loss

	For the Nine months ended September 30
	2018	2019
Current tax
In respect of the current period	$(14,439)	$(395,290)

a.	Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.	Singapore

ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd., incorporated in Singapore, are subject to the statutory corporate income tax rate of 17%. In connection with the licensing agreements with BioGenetics in February and March 2019, and collected upfront payments totaled $3,000,000 from BioGenetics in total, which was subject to withholding taxes of 15% in compliance with local regulations in South Korea. The Group therefore recognized income tax expense at an amount of $450,000. Except for the above, ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd. have no taxable income for the nine months ended September 30, 2019 and 2018, and therefore, no other provision for income tax is required.

c.	Taiwan

ASLAN Pharmaceuticals Taiwan Limited, incorporated in Taiwan, is subject to the statutory corporate income tax rate of 17% and 20% in 2018 and 2019, respectively. The Income Tax Act in the ROC was amended in 2018, and the corporate income tax rate was adjusted from 17% to 20%. In addition, the rate of the corporate surtax applicable to the 2018 unappropriated earnings is reduced from 10% to 5%.

The income tax returns have been assessed by the tax authorities through 2017.

d.	Australia

ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the nine months ended September 30, 2018 and 2019, and therefore, no provision for income tax is required. . A tax incentive was obtained from the Australian government on August 23, 2019 for $79,710 due to research and development activities carried out in Australia during the year 2018.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

e.	Hong Kong

ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the nine months ended September 30, 2018 and 2019, and therefore, no provision for income tax is required.

f.	China

ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the nine months ended September 30, 2018 and 2019, and therefore, no provision for income tax is required.

g.	United States of America

ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, U.S.A. in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%. ASLAN Pharmaceuticals (USA) Inc. has no taxable income for the nine months ended September 30, 2019, and therefore, no provision for income tax is required.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

19.	LOSS PER SHARE

	For the nine months ended September 30
	2018	2019
Basic and diluted loss per share	$(0.21)	$(0.11)

The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the nine months ended September 30
	2018	2019
Loss used in the computation of basic and diluted loss per share	$(30,993,757)	$(17,460,159)

Weighted-average number of ordinary shares in the computation of basic and diluted loss per share	146,197,511	160,248,940

If the outstanding employee share options issued by the Company are converted to ordinary shares, they are anti-dilutive and excluded from the computation of diluted earnings per share. Potential ordinary shares arising from the aforementioned anti-dilutive outstanding employee share options are 13,054,522 and 11,004,802 shares for the nine months ended 2018 and 2019, respectively.

20.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee Share Option Plan

Under the Company’s employee share option plan, qualified employees of the Company and its subsidiaries were granted 661,000 options in July 2010, 910,000 options in July 2011, 669,750 options in July 2012, 619,250 options in July 2013, 680,625 options in July 2014, 2,477,336 options in July 2015, 1,032,250 options in July 2016 and 825,833 options in September 2017. Each option entitles the holder to subscribe for one ordinary share of the Company. The options granted are valid for 10 years and exercisable at certain percentages once they have vested. No performance conditions were attached to the plan. The Company has no legal constructive obligation to repurchase or settle the options in cash.

The board of directors of the Company, as of July 26, 2016, resolved to double the number of shares underlying each outstanding award granted previously to reflect the subdivision ratio of the share split made in connection with the corporate restructuring of May 27, 2016. The exercise price for each award previously granted was correspondingly adjusted by a decrease of 50%. The modification did not cause any incremental adjustments to the fair value of the granted awards.

As of September 30, 2019, there are 14,081,879 ordinary shares issuable on the exercise of share options outstanding under the Company’s equity incentive plans.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

Information on employee share options granted from July 2010 to July 2016 is as follows:

	For the nine months ended September 30
	2018		2019
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	6,887,523	$1.41	6,822,523	$1.41
Options forfeited	—	—	(32,167)	2.26
Options exercised	(60,000)	0.80	—	—

Balance at September 30	6,827,523	1.41	6,790,356	1.41

Options exercisable, end of period	6,597,586	1.38	6,790,356	1.41

Weighted-average fair value of options granted	$—		$—

Information on employee share options granted in September 2017 is as follows:

	For the nine months ended September 30
	2018		2019
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
Balance at January 1	755,833	$1.28	698,167	$1.28
Options forfeited	—	—	(197,000)	1.28

Balance at September 30	755,833	1.28	501,167	1.28

Options exercisable, end of period	—	—	—	—

Weighted-average fair value of options granted	$—		$—

Information on outstanding options as of September 30, 2019 is as follows:

July 2010		July 2011		July 2012		July 2013		July 2014		July 2015		July 2016		September 2017
Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)
$0.20-$0.80	0.7	$0.20-$0.80	1.7	$0.80	2.7	$0.80-$1.36	3.7	$1.36	4.7	$1.36-$1.88	5.7	$2.26	6.7	$1.28	7.9

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

Options granted in July of 2010, 2011, 2012, 2013, 2014, 2015, 2016 and September 2017 were priced using the binomial option pricing model, and the inputs to the model were as follows:

	July 2010	July 2011	July 2012	July 2013	July 2014	July 2015	July 2016	September 2017
Grant-date share price	$0.80	$0.80	$1.25	$1.36	$1.36	$1.88	$2.26	$1.28
Exercise price	$0.20-$0.80	$0.20-$0.80	$0.80	$0.80-$1.36	$1.36	$1.36-$1.88	$2.26	$1.28
Expected volatility	59.16%	54.26%-54.44%	52.25%	50.58%	50.86%	36.37%	39.34%	38.33%
Expected life (years)	10	10	10	10	10	10	10	10
Expected dividend yield	—	—	—	—	—	—	—	—
Risk-free interest rate	2.954%	2.96%-3.22%	1.61%	2.5%	2.58%	2.43%	1.46%	1.1027%

Expected volatility was based on the average annualized historical share price volatility of comparable companies before the grant date.

Compensation costs recognized for the nine months ended September 30, 2018 and 2019 were $420,044 and $42,511, respectively.

Long Term Incentive Plan

On August 23, 2017, July 30, 2018 and July 26, 2019 the Company’s board of directors approved the 2017, 2018 and 2019 Senior Management Team (SMT) Long Term Incentive Plans (the “2017 LTIP”, “2018 LTIP” and “2019 LTIP”, and collectively, the “LTIPs”), respectively, which outlines awards that may be granted to qualified employees of the Company. These plans are applicable to the SMT of the Company and are used for long-term retention of key management. The LTIPs are each valid for ten years, and grantees of the bonus entitlement units can exercise their rights once they have vested. The Company shall pay the intrinsic value of the units awarded to the employees at the date of exercise of their awards, if redeemed by an employee.

As of September 30, 2019, there are 1,566,000 bonus entitlement units which have been granted under the 2017 LTIP by the Company. For the 1,462,000 units under the 2017 LTIP which were granted in 2017, they will vest in thirds each year after the first, second, and third anniversary of the award, and for the 104,000 units under the 2017 LTIP which were granted in 2018, they will vest in halves each year after the second and third anniversary of the award.

The value of the 2017 LTIP is measured based on the quoted share price. On July 30, 2018, the Company’s board of directors approved the modification of the 2017 LTIP which retrospectively changes the Taiwan share price to ADS price at a 5:1 conversion ratio. The LTIP are consider cash-settled awards and are measured at fair value. The change in fair value from the modification was insignificant and was recognized immediately in profit or loss.

The Company’s 2017 LTIP is described as follows:

	For the nine months ended September 30
	2018	2019
Balance at January 1	1,462,000	1,479,334
Awards granted	104,000	—
Awards forfeited	—	(319,333)

Balance at September 30	1,566,000	1,160,001

Balance exercisable, end of period	487,333	815,000

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

As of September 30, 2019, there are 241,142 bonus entitlement units which have been granted under the 2018 LTIP by the Company. For the 241,142 units under the 2018 LTIP, they will vest in thirds each year after the first, second, and third anniversary of the award. The value of the 2018 LTIP will be linked to the ADS price.

The Company’s 2018 LTIP is described as follows:

	For the nine months ended September 30
	2018	2019
Balance at January 1	—	241,142
Awards granted	241,142	—
Awards forfeited	—	(73,053)

Balance at September 30	241,142	168,089

Balance exercisable, end of period	—	56,030

As of September 30, 2019, there are 491,020 bonus entitlement units which have been granted under the 2019 LTIP by the Company. For the 491,020 units under the 2019 LTIP, they will vest in thirds each year after the first, second, and third anniversary of the award. The value of the 2019 LTIP will be linked to the ADS price. All of the 2019 LTIP granted bonus entitlement units remained outstanding as of September 30, 2019.

The Company’s 2019 LTIP is described as follows:

For the nine months ended September 30, 2019
Balance at January 1	—
Awards granted	491,020

Balance at September 30	491,020

Balance exercisable, end of period	—

Each bonus entitlement unit grants the holders of the LTIPs a conditional right to receive an amount of cash equal to the per-unit fair market value of the Company’s ordinary shares and ADSs, respectively, on the settlement date. The LTIPs qualify as cash-settled share-based payment transactions. The Company recognizes the liabilities in respect of its obligations under the LTIPs, which are measured based on the Company’s quoted market price of its ADSs at the reporting date, and takes into account the extent to which the services have been rendered to date.

Regarding the Company’s 2017, 2018 and 2019 LTIPs, the respective quoted fair value of the awards on the grant date was NT$33.45 (or $1.10), $7.90 and $2.92, based on the Taiwan share price on August 23, 2017, the closing price per ADS on July 30, 2018 and the closing price per ADS on July 30, 2019, respectively. The quoted fair value on the reporting date is based on the closing price per ADS of $3.60 and $1.73 as of December 31, 2018 and September 30, 2019, respectively.

The Company recognized total expenses of $ 1,386,000 and $(255,062) in respect of the LTIPs for the nine months ended September 30, 2018 and 2019, respectively. As of December 31, 2018 and September 30, 2019, the Company recognized compensation liabilities of $669,042 and $624,882 as current (classified as other payables), respectively, and $289,613 and $88,497 as non-current, respectively.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

21.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments not measured at fair value

The Group believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

b.	Fair value of financial instruments measured at fair value on a recurring basis

1)	Fair value hierarchy

December 31, 2018

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivative financial assets	$—	$—	$60,004	$60,004

Financial assets at fair value through other comprehensive income
Investments in equity instruments at fair value through other comprehensive income
Unlisted shares	$—	$187,244	$—	$187,244

September 30, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivative financial assets	$—	$—	$38,006	$38,006

Financial assets at fair value through other comprehensive income
Investments in equity instruments at fair value through other comprehensive income
Unlisted shares	$—	$—	$178,198	$178,198

There were no transfers between Levels 1 and 2 in the current and prior periods.

2)	Reconciliation of Level 3 fair value measurements of financial assets

For financial assets measured at Level 3, there is no other reconciliation item for the nine months ended September 30 2019, except for the change in fair value that is recognized in the condensed consolidated statements of comprehensive income and the transfers into Level 3 due to significant unobservable inputs applied for the financial assets at fair value through other comprehensive income.

3)	Valuation techniques and inputs applied for Level 2 fair value measurement

The fair values of unlisted equity investments are measured on the basis of the prices of recent investment by third parties with the consideration of other factors that market participants would take into account.

4)	Valuation techniques and inputs applied for Level 3 fair value measurement

a)

The fair values of warrants are determined using option pricing models where the significant unobservable input is historical volatility. An increase in the historical volatility used in isolation would result in an increase in the fair value. At September 30, 2019 and December 31, 2018, respectively, the historical volatility used were 41.9% and 42.3%.

b)

The fair values of non-listed foreign equity investments were Level 3 fair value assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market. At September 30, 2019, the Company used significant unobservable inputs, including discount for lack of marketability of 10%, and discounts for lack of control of 10%. At September 30, 2019, assuming all other inputs remain equal, if discount for lack of marketability increases by 1%, the fair value would decrease by $1,980; if discount for lack of control increases by 1%, the fair value would decrease by $1,980.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

c.	Categories of financial instruments

	December 31 2018	September 30 2019
Financial assets

Financial assets at fair value through profit or loss
Mandatorily classified as fair value through profit or loss	$60,004	$38,006
Financial assets at amortized cost(1)	29,080,981	8,101,535
Financial assets at fair value through other comprehensive income
Equity instruments	187,244	178,198
Financial liabilities

Financial liabilities at amortized cost(2)	21,304,150	17,664,326

1)	The balances included financial assets at amortized cost, which comprise of cash and cash equivalents, accounts receivable and refundable deposits.
2)	The balances include financial liabilities at amortized cost, which comprise of trade payables, partial other payables and long-term borrowings.

d.	Financial risk management objectives and policies

The Group’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Group. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. In order to minimize the effect of financial risks, the Group devoted time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates (see (a) below) and interest rates (see (b) below).

a)	Foreign currency risk

The Group had foreign currency transactions, which exposed the Group to foreign currency risk.

The Group’s significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31, 2018
	Foreign Currencies	Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	$2,297,231	0.7335	$1,685,019
Financial liabilities

Monetary items
SGD	13,515,737	0.7335	9,914,437

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

	September 30, 2019
	Foreign Currencies	Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	$1,196,676	0.7235	$865,849
Financial liabilities

Monetary items
SGD	15,093,019	0.7235	10,920,479

Sensitivity analysis

The Group is mainly exposed to the Singapore dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in the U.S. dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A positive number below indicates a decrease in pre-tax loss where the U.S. dollar strengthens 5% against the relevant currency. For a 5% weakening of the U.S. dollar against the relevant currency, there would be an equal and opposite impact on pre-tax loss, and the balances below would be negative.

	For the nine months ended September 30
	2018	2019
Profit or loss
SGD*	$(389,235)	$(502,732)

*	This is mainly attributable to the exposure to outstanding deposits in banks and loans in foreign currency at the end of the reporting period.

b)	Interest rate risk

The Group is exposed to interest rate risk because entities in the Group borrowed funds at fixed interest rates.

The sensitivity analysis below is determined based on the Group’s exposure to interest rates for fixed rate borrowings at the end of the reporting period, and is prepared assuming that the amounts of liabilities outstanding at the end of the reporting period are outstanding for the whole year. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Group’s pre-tax loss for the nine months ended September 30, 2018 and 2019 would have decreased/increased by $73,433 and $114,661 respectively.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

2)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.

3)	Liquidity risk

The Group manages liquidity risk by monitoring and maintaining a level of cash and cash equivalents that are deemed adequate to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of long-term borrowings and ensures compliance with repayment conditions.

As the Company is in the clinical research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company intends to explore various means of fundraising to meet its funding requirements to carry out its business operations, such as offerings of American Depositary Shares (“ADSs”), domestic follow-on offerings of ordinary shares, venture debt and shareholder loans. The Company may also use other means of financing such as out-licensing of its intangible assets to generate revenue and cash. The Company has the ability to exercise discretion and flexibility to deploy its capital resources used in research and development activities according to the amount and timing of its financing activities. Accordingly, the Company believes that its existing cash and cash equivalents will enable it to fund its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from September 30, 2019. However, the future viability of the Company depends on its ability to raise additional capital to finance its operations.

On September 30, 2019 and October 25, 2019, the Company entered into a series of loan facilities with certain of the Company’s directors, existing stockholders or affiliates thereof, and others, for an aggregate loan amount of $2.95 million. The loan facilities provide the Company with additional working capital to support its ongoing research and development programs and clinical studies. The two types of loan facilities are described below:

Convertible Loan Facility

On September 30, 2019, the Company entered into a loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million (the “September 2019 Loan Facility”). The September 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down on such facility. The Company has the option to repay the amounts owed under the September 2019 Loan Facility at any time, subject to certain conditions.

The lender will have the right to convert, at their option, any outstanding principal amount plus accrued and unpaid interest under the loan into that number of the Company’s newly issued ADSs calculated by dividing (a) such outstanding principal amount and accrued and unpaid interest under the loan by (b) 90% of the volume-weighted average price of the Company’s ADS on the date of the conversion notice. Each ADS represents five ordinary shares of the Company. The ability to convert is subject to certain conditions, including that the Company’s ordinary shares will have been delisted from the TPEx, and expires at the expiry of the term of the loan.

October 2019 Loan Facility

On October 25, 2019, the Company entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, for an aggregate amount of $1.95 million (collectively, the “October 2019 Loan Facility”). The October 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down the facility, which must be drawn down in full. The Company has the option to repay not less than $1.0 million of the amounts owed under the October 2019 Loan Facilities at any time, subject to certain conditions. In the event that the Company raises net proceeds of more than $19.5 million in a financing transaction during the loan term, the Company will be obligated to repay any unpaid portion of the principal amount and accrued interest thereunder within 30 days of the receipt of the proceeds from such financing transaction.

The October 2019 Loan Facility provides that, during the time that any amount is outstanding thereunder, the Company will not (i) incur any finance debt which is secured by a security interest or (ii) carry out or implement any merger, consolidation, reorganization (other than the solvent reorganization of the Company), recapitalization, reincorporation, share dividend or other changes in the capital structure of the Company which may have a material adverse effect on the rights of the lenders, in each case except with the prior written consent of the lenders. In addition, upon an event of default (as defined in the October 2019 Loan Facility), the lenders may declare the principal amounts then outstanding and all interest thereon accrued and unpaid to be immediately due and payable to the lenders.

In the event that the Company draws down on the October 2019 Loan Facility, the Company will issue the lenders warrants (the “Warrants”) to purchase an aggregate number of ADSs calculated by dividing (a) 50% of the aggregate principal amount provided to the Company by (b) the Warrant Exercise Price. The “Warrant Exercise Price” is equal to 120% of the volume-weighted average price per ADS on the draw down date, and will be the exercise price per ADS for the Warrants. The Warrants are exercisable only after the Company’s ordinary shares have been delisted from TPEx, and will expire on the earlier of (i) the first anniversary of such TPEx delisting or (ii) expiry of the term of the October 2019 Loan Facility. If, by expiry of the term of the October 2019 Loan Facility, (i) the Company’s shares have not been delisted from TPEx and (ii) the Warrants have not been exercised, the lenders shall be entitled to receive a further sum equal to 5% of the principal amount per annum, by way of additional interest, payable by the Company upon expiry of the loan term.

The Company’s board of directors has resolved to issue ordinary shares for cash sponsoring the issuance of ADSs in October 2019 as well.

The Company is currently in the process of finalizing its funding plans through public offerings in the United States and has submitted an application to Taiwan Securities and Futures Bureau for the required regulatory approval. If the Company is unable to obtain sufficient funds at acceptable terms when needed, the Company could be required to delay, limit or reduce certain of its research and development programs, which could have effects on the Company’s business prospects. Although management continues to pursue these plans, there can be no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations.

22.	TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its subsidiaries have been eliminated upon consolidation and are not disclosed in this note. Besides information disclosed elsewhere in the other notes, details of transactions between the Group and other related parties are disclosed below.

Compensation of Key Management Personnel

	For the nine months ended September 30
	2018	2019
Short-term employee benefits	$2,081,781	$1,643,168
Post-employment benefits	111,131	80,762
Share-based payments recognized (reversed)	1,578,128	(227,159)

	$3,771,040	$1,496,771

The remuneration of directors and key executives was determined by the remuneration committee based on the performance of individuals and market trends.

23.	Subsequent Event

On September 30, 2019, the Company entered into an Investment and Joint Venture Agreement (“JV Agreement”) with Bukwang Pharmaceutical Co., Ltd., to establish a joint venture with the goal of developing preclinical AhR antagonists from the Company’s early stage pipeline. The joint venture will operate through a newly created, independent company based in Singapore, Jaguahr Therapeutics Pte. Ltd., and will focus on developing new immuno-oncology therapeutics for global markets targeting the AhR pathway.

Pursuant to the JV Agreement, the Company has transferred the global rights to all assets related to AhR technology into Jaguahr Therapeutics Pte. Ltd. Under the JV Agreement, Bukwang Pharmaceutical Co., Ltd. is obligated to invest $5,000,000 into Jaguahr Therapeutics Pte. Ltd., through two separate tranches, which will be used to fund development of the assets and identify a lead development compound, with the goal of filing an Investigational New Drug application. Bukwang Pharmaceutical Co., Ltd. made the first payment of $2,500,000 to Jaguahr Therapeutics Pte. Ltd. on October 15, 2019, and was subsequently issued 63,000 shares of Jaguahr Therapeutics Pte. Ltd. As of October 29, 2019, Bukwang Pharmaceutical Co., Ltd. and the Company hold 45% and 55% of the outstanding shares in Jaguahr Therapeutics Pte. Ltd., respectively.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

24.	SEGMENT INFORMATION

The Group’s chief operating decision maker, the chief executive officer, reviews the Group’s condensed consolidated results when making decisions about the allocation of resources and when assessing performance of the Group as a whole, and therefore, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The basis of information reported to the chief operating decision maker is the same as the Group’s condensed consolidated financial statements. As the Group’s long-lived assets are substantially located in and derived from Asia, no geographical segments are presented.

The following is an analysis of the Group’s revenue from its major products and services.

	For the Nine months ended September 30
	2018	2019
Out-licensing	$—	$3,000,000

For the nine months ended September 30, 2019, there was revenue generated from out-licensing of commercialization rights in South Korea to Biogenetics for varlitinib and ASLAN003 in the amount of $3,000,000. See Note 16 for details.